Contact

www.linkedin.com/in/dr-tod-stillson-221918388 (LinkedIn)
www.chatrx.md/ (Company)

Top Skills

BtB

Direct to Consumer Marketing

Medical Technology

Dr Tod Stillson

Chief Executive Officer at ChatRx On-Demand Urgent Care

Plymouth, Indiana, United States

Experience

ChatRx

2 years

Chief Executive Officer

July 2024 - Present (2 years 2 months)

Founder and Chief Medical Officer

2024 - Present (2 years)

Founded and lead the national rollout of ChatRx, a first-in-class asynchronous telemedicine system powered by an FDA-registered Class I Software as a Medical Device (SaMD).

Designed the Closed-Loop Diagnostic and Regulatory Framework for safe, compliant automation of acute infection care.

Developed clinical knowledge base and AI logic supporting 39+ infectious conditions under physician oversight.

Built a remote, multi-disciplinary executive team including medical, engineering, compliance, and marketing leadership.

Established mission-driven governance and compensation models aligning equity, ethics, and access for rural, uninsured, and working populations.

Spearheaded B2C and B2B go-to-market strategies for employers, colleges, and communities focused on affordability and health equity.

Tod A stillson MD PC

Family Physician

1995 - Present (31 years)

United States

30 years of full-spectrum family medicine including C-sections, newborn care, inpatient/outpatient medicine, sports medicine, and nursing home care.

Former Chair of Obstetrics, Medical Director for Prenatal Care, and Residency Preceptor for the St. Joseph Health System.

Currently provide locum tenens coverage across the Midwest in rural hospitals and clinics.

SimpliMD

Founder & President

2020 - Present (6 years)

Built a growing online community of 3,000+ physicians, offering education, coaching, and tools to create and manage professional micro-corporations.
Authored hundreds of blog posts and courses promoting physician self-employment, financial freedom, and entrepreneurship.
Created the Physician Entrepreneur Academy with tiered membership models, digital products, and business development services.
Published Doctor Incorporated, an Amazon best-selling book inspiring physicians to regain control of their careers.

Tod Stillson, MD, PC

President

2014 - Present (12 years)

Independent contractor corporation providing family medicine, surgical obstetrics, and hospitalist services.
Managed all business operations including contracting, compliance, and taxation.
Provided professional consulting for medical malpractice cases, serving as an expert physician witness.

Education

Indiana University School of Medicine

Doctor of Medicine - MD, Medicine · (July 1987 - May 1991)

Butler University

Bachelor of Pharmacy

Carilion Health Systems

Fellowship, Development Studies

Roanoke Memorial Hospital

Medical Residency, Human Development and Family Studies, General